As filed with the Securities and Exchange Commission on June 1, 2021
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
LivaNova PLC

England and Wales (State or other jurisdiction of incorporation or organization)	001-37599 (Commission File Number)	98-1268150 (I.R.S. Employer Identification No.)

20 Eastbourne Terrace
London, United Kingdom
W2 6LG
(Address of Principal Executive Offices) (Zip Code)

Keyna Skeffington
Company Secretary
+ 44 (0) 203 325 0665
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
LivaNova PLC, headquartered in London, (collectively with its subsidiaries, the “Company”, “LivaNova”, “we” or “our”), is a global medical device company focused on the development and delivery of important therapeutic solutions for the benefit of patients, healthcare professionals and healthcare systems throughout the world. Working closely with our global team of medical professionals in the fields of cardiovascular disease and neuromodulation, we design, develop, manufacture and sell innovative therapeutic solutions. At LivaNova, we unite to provide hope for patients and their families through innovative medical technologies, delivering life-changing improvements for both the Head and Heart.
LivaNova is filing this Specialized Disclosure report on Form SD (this “Form SD”) for LivaNova’s Neuromodulation and Cardiac Surgery supply chain operations for the year ended December 31, 2020. This Form SD is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2020 to December 31, 2020.
A copy of our Conflict Minerals Report is filed as a part of this Form SD. In accordance with Rule 12b-12 (17 CFR 240.12b-12), a copy of this Form SD may be found on our website at https://investor.livanova.com/financial-information/sec-filings.

Item 1.02 Exhibits
LivaNova has filed as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LivaNova PLC

Date: June 1, 2021	By:/s/ Keyna Skeffington
Name: Keyna Skeffington
Title: Company Secretary

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